SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.     Press Release: Daimler Trucks Examining Possibility of Acquiring a Stake in Russian Truck Maker Kamaz

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Contact:	Telephone:
Heinz Gottwick	+49 (0) 711-17-41525	Press Information
Julia Kroeber-Riel	+49 (0) 160-86-70400
Date:

July 25, 2008

Daimler Trucks Examining Possibility of Acquiring a Stake in Russian Truck Maker Kamaz

•      Daimler exclusive negotiating partner of Troika Dialog in talks to acquire 42% of the shares in Kamaz

•      Russia is already Europe’s biggest truck market

Stuttgart – As part of its growth strategy for the BRIC countries, Daimler Trucks is currently examining various possibilities for entering the Russian volume market. Along with the option of building a new factory for local assembly of Daimler Trucks, the division is also studying the possibility of acquiring a stake in the Russian truck manufacturer Kamaz that would enable the two companies to combine their development, production, and sales expertise. Daimler would bring in the technological know-how of the global industry leader, while Kamaz has the production facilities, sales structures, and a good network in Russia.

In the second quarter of 2008, Daimler had started negotiations with the investment company “Troika Dialog”, which would like to sell 42% of the shares in Kamaz. In a bidding process with

Daimler Communications, 70546 Stuttgart/Germany

diverse Western OEMs involved, Daimler was then chosen as the exclusive negotiating partner. Shortly after that Daimler started a due diligence in order to evaluate all relevant factors for a possible company participation.

A final decision on Daimler Trucks’ strategy for Russia is expected to be made by the end of this year.

With its potential for dynamic growth, the Russian truck market is widely considered to be one of the top future sales markets for commercial vehicles. Russia is already Europe’s largest truck market, having recorded total sales of more than 154,000 trucks over six tons GVW in 2007. Sales of new trucks in Russia are expected to increase by about 20% over the next two years. This development is being driven by the demand for heavy-duty trucks in particular.

Kamaz is the leading seller of heavy-duty trucks in Russia today. Last year the company sold more than 53,000 trucks, posting revenues of $3.8 billion and gaining a market share of 30%. Today, about 25% of its production is being exported already — mainly to Kazakhstan, the Ukraine, and Asia.

Daimler Trucks sold 1,300 new vehicles in Russia last year, an increase of 58% from 2006. With a market share of 25%, Daimler Trucks’ Mercedes-Benz, Fuso, and Freightliner brands are already the leaders in the segment of imported pre-owned

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trucks. To ensure that this outstanding development continues, the division is currently undertaking a massive expansion of its Russian sales and service network, whereby the number of Mercedes-Benz service stations alone will increase from 30 to 48 between now and 2010.

Further information from Daimler is available on the internet at: www.media.daimler.com

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the credit crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management.

Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand,

Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 25, 2008